Filed by Petroleum Geo-Services ASA
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: Petroleum Geo-Services ASA
Commission File No.: 001-14614

Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427

Additional Information

In connection with the proposed merger of Veritas DGC Inc. (“Veritas”) and a subsidiary of a newly formed holding company, Veritas and the new holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA (“PGS”), Veritas and the holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors and security holders are urged to read these documents, when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and the holding company with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

Cautionary Statement Regarding Forward-Looking Information

Certain statements herein contained are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future results and growth of PGS and the combined company after completion of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. Factors discussed in PGS’ and Veritas’s periodic filings with the SEC, including their Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), PGS’ most recent Reports on Form 6-K and Veritas’ most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, could cause actual results to differ materially from those described in the forward-looking statements. PGS is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

PGS is filing the following documents with respect to the transaction pursuant to Rule 425 under the Securities Act of 1933, which are deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934:

• Joint press release issued by PGS and Veritas on June 26, 2002

• Letter from Reidar Michaelsen to employees dated June 27, 2002

• Slide show presentation to employees

Veritas Geo-Services selected as new brand name
for combined Veritas, PGS company
New name and logo effective with completion of combination

HOUSTON, TX and OSLO, Norway — June 26, 2002 — Veritas DGC Inc. (NYSE & TSE: VTS) and Petroleum Geo-Services ASA (“PGS”) (NYSE: PGO, OSE: PGS) today announced a new brand name and logo for the proposed combination of the companies, to become effective upon the completion of their previously announced merger. The parent company will be VGS Inc., a newly formed Cayman Islands company. This new company will be represented as “Veritas Geo-Services,” utilizing a new logo that incorporates the current PGS graphics with the letters “VGS,” in a new color scheme.

Marketing executives of both companies said the goal in deciding upon a new name was to capture existing brand equities of both organizations while creating a singular identity for the combined company. Dennis Jordhoy, vice president of corporate marketing for Veritas and Sverre Strandenes, senior vice president of corporate profiling for PGS, said in a joint statement, “Veritas Geo-Services will be the second largest geophysical services and production company in the world. We want to build a distinctive new brand for the company while leveraging the market recognition and reputation of both the Veritas and PGS brands. This reflects our intent to deliver the best of both organizations to our combined customer base.”

On June 21, the two companies announced an amendment to their agreement originally reached last November. The companies expect to complete the transaction in the late third quarter or early fourth quarter this year.

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world’s leading providers of advanced geophysical technologies.

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS’ advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems

(“FPSOs”) and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about the benefits of the combination, including broader product offerings of the combined company and cash flow stability. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. Factors discussed in PGS’ and Veritas’s periodic filings with the SEC, including their Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), PGS’ most recent Reports on Form 6-K and Veritas’ most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, could cause actual results to differ materially from those described in the forward-looking statements. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

# # #

PGS Contacts:
J. Chris Boswell, SVP & CFO
Sam R. Morrow, SVP Finance & Treasurer
Phone: 281-589-7935

Dag W. Reynolds, Director European IR
Phone: +47 67 52 66 00

Veritas Contacts:
Matthew Fitzgerald, SVP, CFO and Treasurer
Rene VandenBrand, VP Business Development
Mindy Ingle, Investor Relations
Phone: 832-351-8821

Lysaker June 27 2002

Dear PGS employees,

The past 2-3 years have been the most difficult and challenging in the history of the company. PGS has struggled with a high cost base and a large balance sheet in a weak market. On top of that, the merger between PGS and Veritas that was announced end November last year, has created an additional element of uncertainty in our organization. I know that this recent period must have been very difficult for you and I apologize that it has not been possible to provide you with more frequent information.

Today most of our operations are performing very well in a market that is in recovery. However, market recovery alone is not sufficient to ensure a strong, viable PGS going forward. Our company has moved from a strong growth phase during the 90’ies into a consolidation phase. To accommodate this transition, there is a need to introduce structural changes in the company to reflect this. The reorganization last spring represented the first phase of this transition. There is a need to continue the restructuring and carefully investigate all aspects of our operations from a cost versus performance point of view.

Last week the Board of Directors of both Veritas and PGS approved the amendment to the merger agreement, the most important change being that the sale of Atlantis is no longer a requirement for the merger to take place. Although the final merger agreement is approved by the two Boards, the merger still depends on approval from both the Veritas and PGS shareholders. It is expected that this process will close during mid October.

PGS and Veritas have over a period of time worked jointly to develop a new name for the merged entity. After a lengthy process, and consideration of literally hundreds of names, it was decided to combine the best parts of the existing names and visual identities in order to represent both companies in the new profile. I think this was a very good solution — since employees from both companies now will recognize some of their existing identity in the new company name and logo.

The new parent company will be named:

VGS — VERITAS GEO-SERVICES

The new company will utilize the existing PGS logo, with one minor modification - the colour of the logo has been changed from marine blue to somewhat more greenish, in order to accommodate the non-marine parts of the new company.

Since early spring, the management of PGS has been working on a plan to reduce cost. The objective is to restore the company to a profitable and efficient organization that — together with Veritas — will constitute a new world class service company, comprising technology, people and financial resources required to be the industry leader. Through this effort, the combined PGS and Veritas organization will be ideally positioned for future growth, and in the event that the shareholders should disapprove of the merger we are also securing a viable PGS on a stand alone basis.

We are currently streamlining operations and our organizational structure, and have implemented a much stronger focus on cash collection and monitoring and control of cash flow. These efforts are ongoing in all parts of our company, including corporate.

I strongly believe that PGS — our workforce, technology and operations — has a tremendous potential. The implementation of the cost reduction measures is required to release this potential. I trust that each and everyone of you contribute in this streamlining process, that will be a very important element in securing the future for all of us.

Reidar Michaelsen

Chairman and Chief Executive Officer

EXPLORATION SERVICES RESERVOIR SERVICES PRODUCTION MULTI-CLIENT 3D DATA PGS & Veritas Merger Name of the New Company

History Merger announcement end November 2001 Reidar Michaelsen and Dave Robson decided to establish a NEW name for the merged company Since then both companies have worked both independently and together to develop a new name A small group of Veritas and PGS personnel was established in January to handle the process During the last week of May the name of the new company was agreed upon

A Company Name

Petroleum Geo-Services

A company name = the name itself + the visual identity

PGS +

A Company Name A company name = the name itself + the visual identity PGS +

What is a good name ? 1) Is it a name that immediately conveys a message, values and assosiations ? 2) Is it a name with no immediate meaning or associations, where we can build a new brand from scratch ? Problem: Almost any name in category 1) is used somewhere in the world; this causes problems with respect to registration and uniqueness, etc Almost any name in category 2) is difficult to introduce, since it basically conveys little value or meaning, and therefore little affection

Who is the target for the New Company Name ?

Petroleum Geo-Services

- **Main stakeholders for the new company name:**

Veritas and PGS employees

Who is the target for the New Company Name ? Main stakeholders for the new company name: Veritas and PGS employees

Solution A name and visual identity that combine the best of the existing companies A name and visual identity that provide representation of both companies A name and visual identity that all employees of the new company feel loyal to

And the New Company Name is:

Petroleum Geo-Services

Veritas Geo-Services

VGS

And the New Company Name is: Veritas Geo-Services VGS